Status of the Nama Large Scale Mining Licences in Zambia

Toronto, Ontario – September 24, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) provides this update on the status of its Nama Base Metals Project in Zambia (the “Project”).

On September 17, 2012, Caledonia received from the Zambian Mines Development Department (the “Department”) a letter regarding the Large Scale Mining Licenses held by Caledonia in respect of the Project.  The letter sets out agreed conditions that Caledonia must fulfil in order to continue holding the Mining Licences.  These conditions are as follows:

1.	Compliance with all the conditions of grant of the Large Scale Mining Licenses;
2.	An undertaking, in writing, to the Ministry of Mines, Energy and Water Development that Caledonia will remedy all non-compliant conditions of grant;
3.	Commencement of cobalt production by 30th June 2013;
4.	Submission of an updated copper sulphide ore resource and reserve statement and associated feasibility study and program of operations by 30th June, 2013;
5.	Commencement of copper sulphide resource exploitation by 31st March 2015;
6.	Submission of regular reports on progress of technical studies to treat cobalt ore which is not amendable to traditional processing methods.

The September 17, 2012 letter was the culmination of a process which began in May 2012, when the Department notified Caledonia that it was in default of the Large Scale Mining Licences.  As previously disclosed, Caledonia has held since 2008 four Large Scale Mining Licences in Zambia covering an area of approximately 786 square kilometres on which open-pittable cobalt/copper and cobalt/iron mineralization zones have been discovered.  Caledonia has been in the process of progressing its mining development program for the area, which most recently has chiefly involved seeking approval from the Zambian authorities for the Company’s Environmental Impact Assessment.

In response to the May 2012 notification, Caledonia management made written representations and had a direct meeting with the Zambian Minister of Mines, Energy and Water Development and other officials from the Department.  The principal issue of concern for the Zambian authorities was the timing of the commencement of mining activities on the lands covered by the Licences.  As a result of this process, Caledonia received the September 17, 2012 letter referred to above which reflects the Department’s conclusions.  Caledonia expects that further discussions with the Department may be necessary to clarify the precise terms of the conditions, which largely reflect Caledonia’s representations to the Department in response to the May notification.

Caledonia intends to comply with the conditions set out in the letter and believes at this time that its proposed course of action will do so.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com

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